

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2020

Erez Nachtomy
Interim Chief Financial Officer
UAS Drone Corp.
1 Etgar Street
Tirat Carmel, Israel, 3903212

>   **Re: UAS Drone Corp.**
>   **Registration Statement on Form S-1**
>   **Filed April 30, 2020**
>   **File Number 333-237927**

Dear Mr. Nachtomy:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your registration statement covers the offer and sale of common stock to be issued to certain stockholders of Duke upon the consummation of a short-form merger agreement. It appears you may have commenced this transaction privately, on or about April 29, 2020, when you executed the merger agreement. Please note that a transaction commenced privately cannot be converted to a registered offering. Please refer to Securities Act Sections Compliance and Disclosure Interpretations Question 134.02.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing